Orbis
Grupa Hotelowa

06018808

Warsaw, 2006-11-17

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 26/2006.
Best regards

Krzysztof Gerula

Vice-President

dw 11/29

Current report no. 26/2006

Resolutions adopted by the Extraordinary General Meeting of "Orbis" S.A. Shareholders held on November 16, 2006.

Resolution no. 1
dated November 16, 2006
of the Extraordinary General Meeting of "Orbis" S.A. Shareholders concerning adoption of the agenda.

Considering the justified motion of "Orbis" S.A. Management Board concerning non-consideration of the matter involving the sale of real property comprising land and building adjoining the "Vera" Hotel in Warsaw, at Bitwy Warszawskiej 1920 r. street no. 16, involving the title to perpetual usufruct of plots of land and the ownership (freehold) title to the "Orbis" S.A. Staff Training Center located thereon, the Extraordinary General Meeting of "Orbis" S.A. Shareholders hereby decides to adopt the agenda of the Shareholders' Meeting with the content as published in the official gazette "*Monitor Sądowy i Gospodarczy*" dated October 23, 2006, (No 206, item 13061), with a correction consisting in deleting item no. 6 (six) from the said agenda.

Resolution no. 2
dated November 16, 2006
of the Extraordinary General Meeting of "Orbis" S.A. Shareholders

concerning the sale of the „Monopol" hotel located in Wrocław at 2 Heleny Modrzejewskiej street, i.e. the title to perpetual usufruct of the plot of land along with the ownership (freehold) title to the hotel building.

Acting pursuant to Article 393 p. 4 of the Commercial Companies and Partnerships' Code and § 29 section 2 of "Orbis" S.A. Statutes, it is hereby resolved as follows hereinbelow:

§ 1

The General Meeting of "Orbis" S.A. Shareholders hereby grants consent in respect of the sale of the „Monopol" hotel located in Wrocław at 2 Heleny Modrzejewskiej street, i.e. the title to perpetual usufruct of the real property constituting a plot of land – plot no. 25/1, having an area of 1,947 square meters – and the ownership (freehold) title to the building of the „Monopol" hotel developed thereon, for which the District Court for Wrocław-Krzyków IV Land and Mortgage Registry Division keeps the land and mortgage register KW no. WR1K/00091064/0, on terms and conditions, on the date and for the price not lower than PLN 30,000,000 net, negotiated by "Orbis" S.A. Management Board within the framework of the applied sales procedure.

§ 2

The Resolution shall come into force on the date of its adoption.